Exhibit 99.3

Execution version

20 December 2019

MENA ENERGY SERVICES HOLDINGS LIMITED

and

BROOGE PETROLEUM AND GAS INVESTMENT COMPANY (BPGIC) PLC

and

BPGIC HOLDINGS LIMITED

NEW SECURITYHOLDERS’ AGREEMENT relating to BPGIC HOLDINGS LIMITED

- i -

This Agreement is made on 20 December 2019

BETWEEN:

A.	MENA Energy Services Holdings Limited, a company incorporated in the Cayman Islands under registration number OG-348974 whose registered office is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands (the “Investor”);

B.	Brooge Petroleum and Gas Investment Company (BPGIC) plc, of 5th floor, 6 St Andrew Street, London, United Kingdom, EC4A 3AE with registered number 11477531 (the “Existing Shareholder”); and

C.	BPGIC Holdings Limited, a Cayman Islands exempted company with its registered office located at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Company”).

Recitals:

(A)	The Parties (as defined below) have agreed to enter into this Agreement for the purposes of granting rights to the Securityholders and regulating certain aspects of the Company.

It is agreed as follows:

1.	Interpretation

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 (Interpretation) apply:

1.1	Definitions

“Accepting Holder” has the meaning set out in Clause 8 (Drag Along);

“Affiliate” means, in relation to a person, any of its holding companies, Controlled subsidiaries (as defined in Clause 1.4 (References to subsidiaries and holding companies)) or any other Subsidiaries of any such holding companies;

“Agreement” means this agreement as modified, amended or replaced from time to time;

“Applicable Laws” means all laws, regulations, directives, statutes, subordinate legislation, common law and civil code of any jurisdiction, all judgments, orders, notices, instructions, decisions and awards of any court or competent authority or tribunal and all codes of practice having force of law, statutory guidance and policy notes;

“Articles” means the articles of association of the Company as amended from time to time;

“Associated Company” means in relation to a person, (a) any of its Affiliates, or any fund, partnership, special purpose vehicle or similar vehicle (the “Entity”) in respect of which the person or any of its Affiliates is (i) a limited partner or the general partner; or (ii) an investment manager; or (iii) directly or indirectly controls the Entity or (b) any investor of an Entity of such person;

“Associated Person” means in relation to a company, a person (including any director, officer, employee, agent or Subsidiary (as defined in Clause 1.4 (References to subsidiaries and holding companies)) who performs (or has performed) services for or on behalf of that company;

“BCA” means the business combination agreement dated 15 April 2019 (as amended restated and/or supplemented from time to time including by way of joinder or assignment) and entered into by Brooge Petroleum and Gas Investment Company FZE, Twelve Seas Investment Company, Brooge Holdings Limited and Brooge Merger Sub Limited;

“Board” means the board of directors of the Company, as appointed from time to time;

“Business Day” means a day which is not a Friday, a Saturday, a Sunday or a public holiday in the Cayman Islands or the UAE;

“Buyer” has the meaning set out in Clause 10.1.1 (Terms and Consequences of Transfer of Convertible Securities);

“Closing” means the date of closing of the merger transactions pursuant to the BCA;

“Conditions” means the terms and conditions set out in Schedule 1 of the Instrument;

“Confidential Information” has the meaning set out in Clause 13.2 (Confidential Information);

“Connected Person” means in relation to a Shareholder who is an individual, an individual (“A”) is connected with a Shareholder (“B”) if:

(a)	A is B’s spouse;

(b)	A is a relative of B up to the second degree;

(c)	A is the spouse of a relative of B up to the second degree; or

(d)	A is a first or second degree relative of B’s spouse;

“Control” means in relation to the Company or any other person, where a person has direct or indirect control over more than 50% of the voting share capital of the Company or the relevant company, as applicable and “Controlled” shall have a corresponding meaning;

“Convertible Securities” means the U.S.$75,000,000 Guaranteed Subordinated Convertible Securities due 2024 of the Company constituted by the Instrument;

“Convertible Securities Liabilities” has the meaning given in Clause 15.1 (Subordination);

“Deed of Adherence” means a deed substantially in the form set out in Schedule 1 (Deed of Adherence);

“Deed of Consent Novation and Amendment” has the meaning given in the Instrument;

“Defaulting Securityholder” has the meaning set out in Clause 9.2 (Notice of Default);

“Default Notice” has the meaning set out in Clause 9.3 (Default Notice);

“Director” means any natural person appointed as a director of the Company;

“Dispute” has the meaning set out in Clause 14.2 (Arbitration);

“EIL Share Pledge Agreement” has the meaning set out in the Securities Purchase Agreement;

“Financial Year” means a financial year of the Company commencing on 1 January and ending on 31 December or on such other dates as the Company may resolve;

“Group” means the Company and any of its Subsidiaries from time to time;

“Insolvency Event” mean means in relation to a Securityholder:

(a)	the Securityholder entering into or resolving to enter into any arrangement, composition or compromise with or assignment for the benefit of its creditors or any class of them in any relevant jurisdiction;

(b)	the Securityholder being unable to pay its debts when they are due or being deemed under any statutory provision of any relevant jurisdiction to be insolvent;

(c)	the Securityholder suspending making payments of its debts by reason of actual or anticipated financial difficulties or commencing negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness;

(d)	a liquidator or provisional liquidator being appointed to the Securityholder or a receiver, receiver and manager, trustee or similar official being appointed over any of the assets or undertakings of the Securityholder, or an event analogous with any such event occurring in any relevant jurisdiction;

(e)	a moratorium being declared by a court in any relevant jurisdiction with respect to any indebtedness; or

(f)	an application or order being made or a resolution being passed for the winding up of the Securityholder (except for the purposes of a bona fide reconstruction or amalgamation);

“Instrument” means the deed poll constituting the Convertible Securities executed by the Company pursuant to the Deed of Consent Novation and Amendment;

“Interest Amount” has the meaning given in the Conditions;

“LCIA” has the meaning set out in Clause 14.2 (Arbitration);

“Material Breach” means a breach of any of the terms of this Agreement which is material with regard to all relevant circumstances including, without limitation:

(a)	the nature of the breach (whether it be intentional, negligent or otherwise); and

(b)	the consequences of the breach;

“Notification Period” has the meaning set out in Clause 7.4.5(C) (Right of first offer);

“Offer Period” has the meaning set out in Clause 7.4.2(E) (Right of first offer);

“Offer Terms” has the meaning set out in Clause 7.4.2(D) (Right of first offer);

“Original Director” has the meaning set out in Clause 5.5 (Securityholder Director);

“Other Holders” has the meaning set out in Clause 8 (Drag-Along);

“Party” means a party to this Agreement and “Parties” shall be construed accordingly;

“Proposing Transferor” has the meaning set out in Clause 7.4.2 (Right of first offer);

“Pubco Merger” has the meaning given in the Instrument;

“Pubco Shares” means issued fully paid shares of US$1.00 each in the capital of Brooge Holdings Limited;

“Purchaser” has the meaning set out in Clause 8 (Drag-Along);

“Qualifying Offer” has the meaning set out in Clause 8 (Drag-Along);

“Relevant Securities” has the meaning set out in Clause 10.1.2 (Terms and Consequences of Transfer of Convertible Securities);

“Reserved Matters” has the meaning set out in Clause 6 (Shareholder Covenants and Reserved Matters);

“Restricted Party” means a person that is:

(a)	listed on, or owned or controlled by a person listed on, or acting on behalf of a person listed on, any Sanctions List;

(b)	located in, incorporated under the laws of, or owned or (directly or indirectly) controlled by, or acting on behalf of, a person located in or organised under the laws of a country or territory that is the target of country-wide or territory-wide Sanctions; or

(c)	otherwise a target of Sanctions (“target of Sanctions” signifying a person with whom a national of the UK would be prohibited or restricted by law from engaging in trade, business or other activities);

“Restricted Transferee” means any competitor of the Group;

“Right” means any right, power or remedy in connection with this Agreement;

“Rules” has the meaning set out in Clause 14.2 (Arbitration);

“Sale Securities” has the meaning set out in Clause 9.3 (Default Notice);

“Sanctions” means the economic sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by the relevant authority in the UK (the “Sanctions Authority”);

“Sanctions List” means the list maintained by a public announcement of sanctions designation made by the Sanctions Authority identifying any countries, individuals or entities subject to sanctions;

“Securityholder Director” means a director of the Company appointed to that office by the Securityholder Majority in accordance with Clause 5 (Securityholder Director);

“Securityholder Majority” means the holder or holders (including the Investor) of more than 50% of the total principal amount of the Convertible Securities outstanding at the relevant time;

“Securityholders” means collectively all (or, where the context requires, some of) the holders of the Convertible Securities from time to time;

“Selling Securityholder” has the meaning set out in Clause 10.1.2 (Terms and Consequences of Transfer of Convertible Securities);

“Shareholder Loan” has the meaning given in Clause 15.1 (Subordination);

“Shareholders” means collectively all (or, where the context requires, some) of the holders of the Shares from time to time;

“Shares” means shares in the capital of the Company from time to time;

“Stockholders” means collectively the Shareholders and the Securityholders;

“Subsidiary” has the meaning set out in Clause 1.4 (References to subsidiaries and holding companies);

“Surviving Provisions” means Clause 1 (Interpretation), Clause 13 (Confidentiality), Clause 14.1 (Governing Law) to Clause 14.3 (Sovereign Immunity) inclusive, Clause 14.4 (Notices), Clause 14.5 (Whole agreement and remedies), Clause 14.6 (Legal advice and reasonableness), Clause 14.7 (No Partnership), Clause 14.9 (Survival of Rights, Duties and Obligations), Clause 14.10 (Waiver), Clause 14.11 (Variation), Clause 14.12 (No assignment), Clause 14.14 (Invalidity/severance) and any other provisions of this Agreement to the extent relevant to the interpretation or enforcement of such provisions;

“Taxation” or “Tax” means all forms of taxation and zakat whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or other reference and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions, rates and levies (including without limitation social security contributions and any other payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and in respect of any person and all penalties, charges, costs and interest relating thereto;

“Tax Authority” means any taxing or other authority competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any law in relation to Taxation;

“Third Party” means any bona fide third party;

“Transfer Date” has the meaning set out in Clause 10.2.2 (Terms and Consequences of Transfer of Convertible Securities);

“Transfer Notice” has the meaning set out in Clause 7.4.2 (Right of first offer);

“Transfer Price” has the meaning set out in Clause 7.4.2 (Right of first offer);

“Transfer Securities” has the meaning set out in Clause 7.4.2 (Right of first offer);

“Transferees” has the meaning set out in Clause 7.4.6 (Right of first offer);

“Transferor” has the meaning set out in Clause 7.3 (Permitted Transfers);

“UAE” means the United Arab Emirates;

“UK” means the United Kingdom; and

“U.S.$” means the lawful currency of the United States.

1.2	Singular, plural, gender

References to one gender include all genders and references to the singular include the plural and vice versa.

1.3	References to persons and companies

References to:

1.3.1	a person include any company, corporation, firm, joint venture, partnership, fund or unincorporated association (whether or not having separate legal personality); and

1.3.2	a company include any company, corporation or any body corporate, wherever incorporated.

1.4	References to subsidiaries and holding companies

A company is a “Subsidiary” of another company (its “holding company”) if that other company, directly or indirectly, through one or more subsidiaries:

1.4.1	holds a majority of the voting rights in it;

1.4.2	is a member or shareholder of it and has the right to appoint or remove a majority of its board of directors or equivalent managing body;

1.4.3	is a member or shareholder of it and controls alone, or pursuant to an agreement with other shareholders or members, a majority of the voting rights in it; or

1.4.4	has the right to exercise a dominant influence over it, for example by having the right to give directions with respect to its operating and financial policies, with which directions its directors are obliged to comply.

1.5	Modification etc. of Statutes

References to a statute or statutory provision include:

1.5.1	that statute or provision as from time to time modified, re-enacted or consolidated whether before or after the date of this Agreement;

1.5.2	any past statute or statutory provision (as from time to time modified, re-enacted or consolidated) which that statute or provision has directly or indirectly replaced; and

1.5.3	any subordinate legislation made from time to time under that statute or statutory provision.

1.6	Headings

Headings shall be ignored in interpreting this Agreement.

1.7	Schedules etc.

References to this Agreement shall include any Recitals and Schedules to it and references to Clauses and Schedules are to Clauses of, and Schedules to, this Agreement. References to paragraphs and Parts are to paragraphs and Parts of the Schedules.

1.8	Legal terms

References to any English legal term shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction.

2.	Precedence of this Agreement

The Parties agree and acknowledge that the terms of this Agreement shall take precedence over the terms of the Articles and in the event of conflict between the terms of this Agreement and the Articles, the terms of this Agreement shall prevail. To the extent permitted by Applicable Laws the Shareholders shall exercise all voting and other rights and powers available to them so as to give effect to the provisions of this Agreement and shall further if necessary procure any required amendment to the Articles provided that such amendment to the Articles shall not contravene Applicable Laws.

3.	EFFECTIVENESS

This Agreement shall take effect immediately upon execution.

4.	Securityholder representative

For so long as the Investor or any of its Associated Companies holds Convertible Securities, the Securityholders agree that the Investor shall have sole authority to communicate on behalf of the Securityholders with the Company and the Existing Shareholder for and on behalf of the other Securityholders, including without limitation providing the Company with details of any matter decided on pursuant to a Securityholder Majority.

5.	SECURITYHOLDER Director

5.1	So long as a Securityholder or any of their permitted transferees or nominees is the registered holder of or a beneficial holder of a Convertible Security, the Securityholder Majority may from time to time appoint a Securityholder Director (being a fit and proper person to hold such office) to the Board and may remove such Securityholder Director and appoint another person in his place; and

5.2	A Securityholder Director shall not be removed except with the approval of the Securityholder Majority.

5.3	To ensure compliance with the terms of Clause 5.1 (Securityholder Director), each Shareholder agrees to vote its Shares in the Company in such a manner as shall result in the appointment of the Securityholder Director to the Board as a Securityholder Majority may direct in accordance with such Clause.

5.4	The Securityholder Director shall be entitled to receive reasonable remuneration by way of salary, commission, fees or otherwise in relation to the performance of his duties as Director and will be reimbursed by the Company for any reasonable out-of-pocket expenses incurred in fulfilling his duties as a Director (including, for the avoidance of doubt, business class airfares and hotel accommodation).

5.5	The Securityholder Majority may appoint an alternate to the Securityholder Director that it is entitled to appoint under this Agreement. An alternate Director appointed pursuant to this Clause 5 (Securityholder Director) shall be entitled to receive notice of all meetings of the Board and attend and vote at any meeting at which the Director for whom he is the alternate (the “Original Director”) is not personally present, and generally in the absence of the Original Director to do all the things which the Original Director is authorised or empowered to do. A Director who is also an alternate shall be entitled, in the absence of the Original Director:

5.5.1	to a separate vote on behalf of the Original Director in addition to his own vote as a Director; and

5.5.2	to be counted as part of the quorum of the Board on his own account as a Director as well as on behalf of the Original Director.

6.	SHAREHOLDER COVENANTS AND Reserved Matters

6.1	The Shareholders shall procure that the Company’s business shall only comprise that of a holding company for the Pubco Shares.

6.2	The Shareholders agree to provide copies to the Investor of all documents received by it in its capacity as a shareholder of Pubco.

6.3	The Shareholders shall procure so far as they lawfully can that no action is taken or resolution passed by the Company, and the Company shall not take any action in respect of the matters set out in Schedule 2 (Reserved Matters) (the “Reserved Matters”) without the prior written consent or approval of a Securityholder Majority.

6.4	A Securityholder Majority may, by notice to the Company, delegate to the Securityholder Director or such other person as they think fit, the right to give or decline to give on behalf of the Securityholders consent or approval to any Reserved Matter. A Securityholder Majority may, by further notice to the Company, terminate such delegation at any time for any reason.

6.5	Once a Reserved Matter has been approved in accordance with Clause 6.3 (Shareholder Covenants and Reserved Matters), the matter shall be referred to the Company for implementation.

6.6	A series of related transactions shall be construed as a single transaction, and any amounts involved in the related transactions shall be aggregated, to determine whether a matter is a Reserved Matter.

6.7	To the extent that any Reserved Matter needs to be approved by the Shareholders pursuant to Applicable Laws, such Reserved Matter shall be approved by the Shareholders as a Reserved Matter in accordance with Clause 6.3 (Shareholder Covenants and Reserved Matters). To the extent that any Reserved Matter needs to be approved by the Board pursuant to Applicable Laws, such Reserved Matter shall be approved by the Board as a Reserved Matter in accordance with Clause 6.3 (Shareholder Covenants and Reserved Matters).

7.	Transfers

7.1	Lock-up

Except as otherwise permitted or required under this Agreement, a Securityholder shall not sell all or any of its respective Convertible Securities unless it obtains the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned).

7.2	Prohibited Transfers

No Securityholder shall at any time sell or transfer any of its Convertible Securities to a Restricted Person or a Restricted Transferee.

7.3	Permitted Transfers

The provisions of Clause 7.1 (Lock-up) will not apply to a transfer of some or all of the Convertible Securities held by a Securityholder (the “Transferor”) to an Associated Company on giving prior written notice to the other Securityholders, copied to the Company, provided that:

7.3.1	at least U.S.$ 5,000,000 in principal amount of the Transferor’s Convertible Securities are being transferred;

7.3.2	the Transferor (but not a subsequent transferor in a series of transfers to Associated Companies) shall remain a Party to this Agreement and shall be jointly and severally liable with its Associated Company under this Agreement as a Securityholder in respect of the transferred Convertible Securities; and

7.3.3	the Associated Company shall, and the Transferor shall procure that the Associated Company shall, retransfer its Convertible Shares to the Transferor or another Associated Company of that Transferor immediately if it ceases to be an Associated Company of the Transferor.

7.4	Right of first offer

7.4.1	Save for transfers exempted pursuant to Clause 7.3 (Permitted Transfers), and subject to Clause 7.1 (Lock-up) and Clause 7.2 (Prohibited Transfers), no Convertible Security will be sold or transferred by a Securityholder until the rights of pre-emption in this Clause 7.4 (Right of first offer) have been exhausted. Any contract to sell Convertible Securities entered into before these rights are exhausted must be conditional on those rights being exhausted.

7.4.2	A Securityholder (the “Proposing Transferor”) who wishes to sell or transfer, or receives an offer from a Third Party to sell or transfer, any Convertible Securities (the “Transfer Securities”) (other than as permitted by Clause 7.3 (Permitted Transfers)) will give notice in writing to the Company (the “Transfer Notice”) setting out:

(A)	the total number of Convertible Securities proposed to be sold to the Third Party;

(B)	details of any Third Party which has already expressed an interest in acquiring the Transfer Securities;

(C)	the price in cash or cash equivalent that the Third Party has offered for the Transfer Securities (the “Transfer Price”);

(D)	any other material terms and conditions that the Third Party has offered for the Transfer Securities (the “Offer Terms”); and

(E)	an offer to sell the Transfer Securities to the Existing Shareholder at a price that is equal to or greater than the Transfer Price which is open for acceptance for at least 20 Business Days (the “Offer Period”).

7.4.3	A Transfer Notice will have the effect of constituting the Company as the Proposing Transferor’s agent for the sale of the Transfer Securities in accordance with Clauses 7.4 (Right of first offer) and 7.3 (Permitted Transfers). If a Transfer Notice includes several Convertible Securities it will not operate as if it were a separate notice in respect of each Convertible Security and the Proposing Transferor will be under no obligation to sell or transfer part only of the Convertible Securities specified in the notice. No such notice may be revoked by a Proposing Transferor except with the consent of the Board or in accordance with Clause 7.4.7 (Right of first offer).

7.4.4	The Company must promptly following receipt of a Transfer Notice give written notice to the Existing Shareholder offering the Transfer Securities in accordance with the provisions of this Clause 7.4 (Right of first offer).

7.4.5	An offer pursuant to Clause 7.4 (Right of first offer) must be made by written notice to the Existing Shareholder on the basis that the Existing Shareholder shall be offered all of the Transfer Securities. The notice must state:

(A)	the number of Transfer Securities to which the Existing Shareholder is entitled;

(B)	details set out in the Transfer Notice, including the Transfer Price; and

(C)	that the Existing Shareholder has 20 Business Days from the from the date of notification (the “Notification Period”) within which to accept the offer, which if not so accepted within the Notification Period, will be deemed to be declined.

7.4.6	If, within the Notification Period, the Company has received acceptances pursuant to Clauses 7.4.4 (Right of first offer) to 7.4.5 (Right of first offer) from the Existing Shareholder for all of the Transfer Securities, the Board must promptly give notice of that fact to the Proposing Transferor and to the Existing Shareholder (the “Transferees”), such notification to also specify the number of Convertible Securities allocated and the sale and purchase of the Transfer Securities shall be made on the terms set out in Clause 10 (Terms and Consequences of Transfer of Convertible Securities) and within three days from the date on which the Existing Shareholder has accepted the offer made pursuant to Clause 7.4.4 (Right of first offer).

7.4.7	If, within the Notification Period, the Company has not received acceptances pursuant to Clauses 7.4.4 (Right of first offer) to 7.4.5 (Right of first offer) for all the Transfer Securities, the Proposing Transferor may, within the following 90 days after the Notification Period, withdraw a Transfer Notice and retain all Transfer Securities, or sell or transfer all of the Transfer Securities to any Third Party set out in the Transfer Notice (subject to Clause 7.1 (Lock-up) and Clause 7.2 (Prohibited Transfers)) at the Transfer Price and on terms no more favourable to the Third Party than those offered to the Existing Shareholder.

7.4.8	Notwithstanding anything else in this Clause 7.4 (Rights of first offer) following receipt of a written notice pursuant to Clause 7.4.5 (Right of first offer), the Existing Shareholder shall be entitled to procure that the Company shall acquire some or all of the Transfer Securities in its place and if it so decides, the Existing Shareholder in its acceptance of Transfer Securities shall specify the Company as the buyer of the Transfer Securities.

8.	Drag-along

8.1	In this Clause 8 (Drag-Along), a “Qualifying Offer” shall mean a bona fide offer in writing by or on behalf of any person approved in writing by the Investor, or its nominee or agent (a “Purchaser”), to any Securityholder.

8.2	Subject to Clause 7 (Transfers), if the Investor (the “Accepting Holder”) wishes to accept a Qualifying Offer the Investor shall give written notice to the other Securityholders (“Other Holders”) requiring them to sell or transfer a proportion (equal to the proportion which the total principal amount of Convertible Securities being sold or transferred by the Accepting Holder bears to the total principal amount of Convertible Securities held by the Accepting Holder) of their Convertible Securities at the offer price set out in the Qualifying Offer.

8.3	On receipt by the Other Holders of such notice, they shall become bound to accept the Qualifying Offer provided that no sale or transfer of Convertible Securities by the Accepting Holder shall complete unless the sale or transfer of such Other Holders’ Convertible Securities completes at the same time as completion of the sale or transfer by the Accepting Holder under the terms of the Qualifying Offer and provided further that the sale and purchase of Convertible Securities pursuant to a Qualifying Offer shall be made on the terms set out in Clause 10 (Terms and Consequences of Transfers of Convertible Securities).

8.4	If any Other Holder does not, within 14 days of being required to do so, execute and deliver transfers in respect of the Convertible Securities required to be transferred by it to the Purchaser and deliver Deed(s) of Adherence in respect of the Convertible Securities to be sold or transferred then any Accepting Holder shall be entitled, and shall be entitled to authorise and instruct such person as it thinks fit, to execute the necessary transfer(s) and Deed(s) of Adherence on the Other Holders’ behalf and, against receipt by the Company (on trust for such Other Holder) of the consideration payable for the relevant Convertible Securities deliver such transfer(s) and Deed(s) of Adherence to the Purchaser (or its nominee) and register the Purchaser (or its nominee) as the holder thereof and, after such registration, the validity of such proceedings shall not be questioned by any person.

8.5	In the event the Investor proposes a conversion of all of the Convertible Securities, the Investor shall be entitled to require the Other Holders on written notice to convert all of their Convertible Securities at the same conversion price per Convertible Security for the Other Holders’ Convertible Securities as the Investor receives for its Convertible Securities in respect of such conversion. The provisions of Clause 8.4 (Drag-Along) shall apply mutatis mutandis upon the Investor giving such notice to the Other Holders.

8.6	A Qualifying Offer shall require the Company to provide its prior written consent to the identity of the Purchaser (not to be unreasonably withheld, delayed or conditioned) before any such Qualifying Offer shall be valid.

9.	DEFAULT

9.1	Event of Default

If:

9.1.1	a Securityholder commits any Material Breach of this Agreement and either (i) the breach is not capable of being remedied or (ii) the Securityholder does not remedy that breach: (a) in respect of a non-payment breach within 15 Business Days of receiving a written notice from the Existing Shareholder requiring it to remedy that breach, or (b) in respect of any other breach, as soon as possible and in any event within 20 Business Days of it receiving a written notice from the Existing Shareholder requiring it to remedy that breach; or

9.1.2	any Securityholder is subject to an Insolvency Event; or

9.1.3	any Securityholder becomes a Restricted Party,

then the relevant Securityholder shall have committed an “Event of Default”.

9.2	Notice of Default

If an Event of Default occurs, the Securityholder who commits an Event of Default (the “Defaulting Securityholder”) shall notify the Existing Shareholder in writing as soon as reasonably practicable.

9.3	Default Notice

Following an Event of Default, and after the expiry of any cure period, the Existing Shareholder may give written notice (the “Default Notice”) within 30 Business Days of receiving notification of an Event of Default or of it becoming aware of an Event of Default, whichever is the earlier, requiring the Defaulting Securityholder to sell to the Existing Shareholder (or have the Company redeem) on any basis as shall be agreed by the Existing Shareholder and the Company all of the Convertible Securities held by the Defaulting Securityholder (the “Sale Securities”) at a price equal to the principal amount of such Convertible Securities together with any accrued but unpaid Interest Amount.

9.4	Completion of transfer

The sale and purchase of the Sale Securities shall be completed within 10 Business Days following service of the Default Notice and shall otherwise be made on the terms set out in Clause 10 (Terms and Consequences of Transfers of Convertible Securities).

10.	TERMS AND CONSEQUENCES OF TRANSFERS OF CONVERTIBLE SECURITIES

10.1	Definitions

In this Clause 10 (Terms and consequences of transfers of Convertible Securities):

10.1.1	“Buyer” means in the case of:

(A)	Clause 7.4 (Right of first offer), the Existing Shareholder (and/or the Company) buying Transfer Securities;

(B)	Clause 8 (Drag-Along), a Purchaser acquiring Convertible Securities; and

(C)	Clause 9 (Default), the Existing Shareholder or the Company electing to buy or redeem Sale Securities.

10.1.2	“Relevant Securities” means in the case of:

(A)	Clause 7.4 (Right of first offer), the Transfer Securities;

(B)	Clause 8 (Drag-Along), the Convertible Securities the subject of the Qualifying Offer; and

(C)	Clause 9 (Default), the Sale Securities.

10.1.3	“Selling Securityholder” means in the case of:

(A)	Clause 7.4 (Right of first offer), the Proposing Transferor;

(B)	Clause 8 (Drag-Along), the Accepting Holder and the Other Holders; and

(C)	Clause 9 (Default), the Defaulting Securityholder.

10.2	Completion of transfer

10.2.1	Any transfers of Relevant Securities made under the provisions of Clauses 7 (Transfers), 8 (Drag-Along) and 9 (Default) shall be made in accordance with the following terms set out in this Clause 10.2.1 (Completion of transfer).

10.2.2	Completion of the transfer of the Relevant Securities shall take place on or prior to the deadlines specified in Clauses 7.4 (Right of first offer), 8 (Drag-Along) and 9 (Default) (the “Transfer Date”) and at such reasonable time and place as the Selling Securityholder and the Buyer shall agree or, failing which, at 2 p.m. (Cayman Islands time) at the registered office of the Company.

10.2.3	On or before the Transfer Date the Selling Securityholder shall deliver to the Buyer in respect of the Relevant Securities:

(A)	duly executed instruments for transfer of the Relevant Securities;

(B)	any certificates relating to the Relevant Securities; and

(C)	an updated register of holders of Convertible Securities.

10.2.4	Against delivery of the documents referred to in Clause 10.2.3 (Completion of transfer), the Buyer shall pay the total consideration due for the Relevant Securities to the Selling Securityholder by way of an electronic transfer from an internationally reputable bank, in clear and immediate funds or in such manner as may be agreed between the Selling Securityholder and Buyer.

10.3	Failure to transfer

If a Selling Securityholder fails or refuses to comply with its obligations to transfer Relevant Securities under Clause 7 (Transfers), Clause 8 (Drag-Along), Clause 9 (Default) or Clause 10 (Terms and Consequences of Transfers of Convertible Securities) on or before the Transfer Date the Company, to the extent permitted under Applicable Laws, may receive the purchase money for a Selling Securityholder (without any obligation to pay interest) and cause a Buyer (by acting for and on behalf of a Selling Securityholder and the Selling Securityholder agrees to sign and file any documents to authorise the Company to do so) to be registered as the holder of the Relevant Securities being sold (once any appropriate stamp duty has been paid). The receipt by the Company of the purchase money shall be a good discharge to a Buyer (who shall not be bound to see to the application of those moneys). After a Buyer has been registered as holder of the Relevant Securities being sold in exercise of these powers:

10.3.1	the validity of the transfer shall not be questioned by any person;

10.3.2	the Selling Securityholder, shall surrender its certificates for the Relevant Securities to the Company, if applicable. On surrender, it shall be entitled to the purchase money for the Relevant Securities; and

10.3.3	this Clause 10.3 (Failure to transfer) shall apply to the extent permitted by Applicable Laws.

10.4	Company to be informed of notices

The Securityholders shall keep the Company informed at all times of the issue and contents of any notices served pursuant to Clause 7 (Transfers), Clause 8 (Drag-Along), Clause 9 (Default) or Clause 10 (Terms and consequences of transfers of Convertible Securities) and any election or acceptance relating to those notices.

10.5	Transfer terms

Any sale and/or transfer of Convertible Securities under Clause 7 (Transfers), Clause 8 (Drag-Along), Clause 9 (Default) or Clause 10 (Terms and consequences of transfers of Convertible Securities) shall be on terms that those Convertible Securities:

10.5.1	are transferred free from all Encumbrances (other than those created under this Agreement); and

10.5.2	are transferred with the benefit of all rights attaching to them as at the date of the relevant transfer.

10.6	Further assurance

Each of the Securityholders, the Existing Shareholder and the Company shall use reasonable endeavours to effect a transfer of Convertible Securities in accordance with the terms of this Agreement as quickly as is practicable and in any event within any time period specified in this Agreement.

10.7	Return of documents etc.

On ceasing to be a Securityholder, a Securityholder shall hand over to the Company material correspondence, Budgets, schedules, documents, records or other information relating to the Business held by it or any of its Associated Companies or any third party which has acquired such matter through that Securityholder and shall not keep any copies.

11.	ADHERENCE

11.1	Any person (who is not already a Party to this Agreement) acquiring Convertible Securities shall not be registered as owner of such Convertible Securities in accordance with the Instrument until such person has entered into and delivered a Deed of Adherence in a legally binding manner agreeing to comply with (and have the benefit of) this Agreement in the capacity of a Securityholder, and any Party that transfers any Convertible Securities shall procure that the transferee (if not already a Party) shall, by the time of transfer, enter into and deliver a Deed of Adherence in such manner and comply with such requirements.

11.2	Any person entering into a Deed of Adherence shall have the benefit of and be subject to the burden of all the provisions of this Agreement as if it were a Party to this Agreement and this Agreement shall be interpreted accordingly.

12.	Duration, termination and survival

12.1	Duration and termination

This Agreement shall continue in full force and effect without limit in time until the earlier of:

12.1.1	the Parties agreeing in writing to terminate it;

12.1.2	the date on which all of the Convertible Securities have been redeemed by the Company in full in accordance with the Instrument; and

12.1.3	the date on which all of the Convertible Securities have been exchanged for Pubco Shares pursuant to Condition 6 of Schedule 1 to the Instrument,

provided that this Agreement shall cease to have effect as regards any Party who ceases to hold any Shares or Convertible Securities save for the Surviving Provisions which shall continue in force after termination generally or in relation to any such Party.

12.2	Termination

Termination of this Agreement shall be without prejudice to any liability or obligation in respect of any matters, undertakings or conditions which shall not have been observed or performed by the relevant Party prior to such termination.

13.	Confidentiality

13.1	Announcements

No public announcement of any kind shall be made in respect of this Agreement except as otherwise agreed in writing between the Parties or unless required by Applicable Laws, in which case the Party concerned shall take all reasonable steps to obtain the consent of the other Parties to the contents of the announcement, such consent not to be unreasonably withheld or delayed, and the Parties or the Associated Company of the Party making the announcement (as the case may be) shall (unless it is not reasonably practicable to do so) give a copy of the text to the other Parties prior to the announcement being released. Nothing in this Clause 13.1 (Announcements) shall prevent a Stockholder from making statements in the ordinary course of business about the fact of the Stockholder’s holding of Shares or Convertible Securities.

13.2	Confidential Information

Subject to Clauses 13.1 (Announcements) and 13.3 (Exclusions), each Party shall use reasonable endeavours to keep confidential and to procure that its respective Associated Companies and their respective officers, employees, agents and advisers keep confidential the following (the “Confidential Information”):

13.2.1	all communications between them and the Group;

13.2.2	all information in whatever form and other materials supplied to or received by any of them from the Group which are either marked “confidential” or are by their nature intended to be for the knowledge of the recipient alone; and

13.2.3	any information relating to:

(A)	this Agreement, the Business and the customers, assets or affairs of the Group, all information concerning the business transactions, business strategies and/or financial arrangements of the Group; and

(B)	the customers, business, assets or affairs of a Stockholder or its Associated Companies and all information concerning the business transactions and/or financial arrangements of a Party or its Associated Companies, and shall not use any Confidential Information for its own business purposes or disclose any Confidential Information to any third party without the consent of the other Stockholders.

13.3	Exclusions

Clause 13.2 (Confidential Information) shall not prohibit disclosure or use of any information if and to the extent:

13.3.1	the information is or becomes publicly available (other than by breach of this Agreement);

13.3.2	the other Parties have given prior written approval to the disclosure or use;

13.3.3	the information is information about the Group which the Board has confirmed in writing to the Parties is not confidential;

13.3.4	the information is independently developed by a Party after the date of this Agreement;

13.3.5	the disclosure or use is required by Applicable Laws, any governmental or regulatory body or any stock exchange on which the shares of any Party or any of its Associated Companies is listed (including where this is required as part of any actual or potential offering, placing and/or sale of securities of that Party or any of its Associated Companies) or requested by any court of competent jurisdiction or any relevant governmental, judicial, supervisory, regulatory or self-regulatory body, including for the avoidance of doubt, any disclosure required to be made in any prospectus, investor presentation or any document in connection with the Pubco Merger or an IPO of the Company;

13.3.6	the disclosure or use is required for the purpose of any judicial or arbitral proceedings arising out of this Agreement or any documents to be entered pursuant to it;

13.3.7	the disclosure of information is to any Tax Authority to the extent such disclosure is reasonably required for the purposes of the tax affairs of the Party concerned or any of its Associated Companies;

13.3.8	the disclosure of information by a Party or its Associated Companies is to its Associated Companies, directors, employees or professional advisers on a need to know basis and on terms that such parties undertake to comply with the provisions of this Clause 13 (Confidentiality) as if they were a Party to this Agreement; or

13.3.9	the disclosure is made to any rating agency or direct or indirect provider of credit protection to a Party or any of its Associated Companies;

13.3.10	the disclosure of information is on a confidential basis to a bona fide third party, professional advisers, auditors, insurers, financiers of such third party wishing to acquire Shares or Convertible Securities from a Stockholder in accordance with the terms of to the extent that any such persons need to know the information for the purposes of considering, evaluating, advising on or furthering the potential purchase, or to service providers who in their ordinary course of carrying out their services for the Investor or one of its Associated Companies may come into contact with Confidential Information and who are bound by an obligation of confidentiality to the Investor provided that no such disclosure shall be made unless:

(A)	such person has agreed to be bound to observe the restrictions under this Clause 13 (Confidentiality) to which the Stockholder concerned is subject; and

(B)	the package of information being disclosed has been approved by the non-transferring Stockholders (such approval not to be unreasonably withheld or delayed),

provided that prior to disclosure or use of any information pursuant to Clause 13.3.5 (Exclusions) or 13.3.6 (Exclusions), the Party concerned shall consult with the other party insofar as is lawfully permitted and reasonably practicable.

13.4	Return of Confidential Information

Where a Stockholder ceases to be a Stockholder such Stockholder on receipt of a written demand from the other Stockholders or the Company shall promptly:

13.4.1	to the extent technically possible, return all written Confidential Information provided to it or its Associated Companies or its or their officers, employees, agents or advisers which is in such Stockholder’s possession or under its custody and control without keeping any copies thereof;

13.4.2	to the extent technically possible, destroy all analyses, compilations, notes, studies, memoranda or other documents prepared by it or its Associated Companies or its or their officers, employees, agents or advisers to the extent that the same contain, reflect or derive from Confidential Information relating to the other Stockholders, any member of the Group or the Business; and

13.4.3	so far as it is practicable to do so (but, in any event, without prejudice to the obligations of confidentiality contained in this Agreement), expunge any Confidential Information relating to the other Stockholders, any member of the Group or the Business in its possession or under its custody and control from any computer, word processor or other device, provided that such Stockholder may retain any Confidential Information relating to the other Stockholders, any member of the Group or the Business whether they are internally prepared (including, without limitation, internal analysis, compilations, notes, studies, memorandums, papers and other internal documents) or otherwise as may be required by Applicable Law or contained or referred to in board minutes or in documents referred to therein and such Stockholder’s advisers may keep one copy of any documents in their possession for record purposes without prejudice to any duties of confidentiality contained in this Agreement.

13.5	Damages not an adequate remedy

Without prejudice to any other rights or remedies which a Stockholder may have, the Stockholders acknowledge and agree that damages would not be an adequate remedy for any breach of this Clause 13 (Confidentiality) and the remedies of injunction, specific performance and other equitable relief are appropriate for any threatened or actual breach of any such provision and no proof of special damages shall be necessary for the enforcement of the rights under this Clause.

13.6	Duration of Confidentiality Obligations

The obligations contained in this Clause 13 (Confidentiality) shall last for 3 years following termination of this Agreement or a person ceasing to be Party to this Agreement.

14.	General

14.1	Governing Law

This Agreement and the documents to be entered into pursuant to it, save as expressly referred to therein, and any non-contractual obligations arising out of or in connection with the Agreement and such documents shall be governed by and construed in accordance with English law.

14.2	Arbitration

The Parties agree that any claim, dispute or difference of whatever nature arising under, out of or in connection with this Agreement and the documents to be entered into pursuant to it (a “Dispute”), shall be referred to and finally settled by arbitration in accordance with the Rules of the London Court of International Arbitration (“LCIA”) (the “Rules”) in force at the time of the filing of the Request for Arbitration (as defined in the Rules) and as modified by this Clause, which Rules shall be deemed incorporated into this Clause. The number of arbitrators shall be three, one of whom shall be nominated by the claimant(s), one by the respondent(s) and the third of whom, who shall act as chairman, shall be nominated by the two party-nominated arbitrators, provided that if the claimant(s) or respondent(s) fail to nominate an arbitrator within the time limits specified by the Rules or the party-nominated arbitrators fail to nominate a chairman within 30 days of the nomination of the second party-nominated arbitrator, such arbitrator shall be appointed promptly by the LCIA Court. The seat of arbitration shall be London, England and the language of arbitration shall be English. Sections 45 and 69 of the Arbitration Act 1996 shall not apply.

14.3	Sovereign immunity

14.3.1	Each Party recognises, acknowledges and agrees that this Agreement constitutes a commercial transaction and that its rights and obligations under this Agreement are of a commercial nature.

14.3.2	Each Party hereby irrevocably and unconditionally on behalf of itself and its assets (both commercial and non-commercial, and irrespective of their use or intended use):

(A)	for the purposes of Clause 14.2 (Arbitration), submits to the jurisdiction of the relevant tribunal (whether before or after any arbitral award), waives and agrees not to claim any sovereign or other immunity and agrees to ensure that no such claim is made on its behalf; and

(B)	in relation to (i) the giving of relief; and (ii) the confirmation, recognition, enforcement or execution of an arbitral award made or given in accordance with Clause 14.2 (Arbitration); whether before or after arbitral award including, without limitation: interim or final injunctive relief, specific performance, recovery of assets, attachment (including pre-judgment attachment and post-judgment attachment); and enforcement or execution, waives and agrees not to claim any sovereign or other immunity and agrees to ensure that no such claim is made on its behalf.

14.3.3	The assets of the Party include and are not limited to:

(A)	bank accounts held in the name of the Party, any Emirate of the UAE or the UAE, its diplomatic mission or otherwise;

(B)	assets held in the central bank of the UAE;

(C)	assets held by any other monetary authority of the UAE;

(D)	property held in the name of the Party, any Emirate of the UAE or the UAE; and

(E)	any property, revenues or other assets whatsoever.

14.4	Notices

14.4.1	Any notice or other communication in connection with this Agreement shall be:

(A)	in writing in English; and

(B)	delivered by email, hand or by courier using an internationally recognised courier company.

14.4.2	A notice to the Investor shall be sent to the following address, or such other person or address as the Investor notify from time to time:

MENA Energy Services Holdings Limited

Address:	c/o ASMA Capital Partners B.S.C.(c)
10th Floor, GBCorp Tower, Bahrain Financial Harbour
P.O. Box 60340, Manama, Bahrain

Email:	abu.chowdhury@asmacapital.com

Attention:	Mr Abu Bakar Chowdhury
with a copy (which shall not constitute notice) to satjeet.sahota@asmacapital.com

14.4.3	A notice to the Existing Shareholder shall be sent to the following address, or such other person or address as the Existing Shareholder notify from time to time:

Brooge Petroleum and Gas Investment Company (BPGIC) PLC

Address:	P.O. Box 50170, Fujairah Free Zone, UAE

Email:	nico.paardenkooper@bpgic.com

Attention:	CEO – Nicolaas Paardenkooper

14.4.4	A notice to the Company shall be sent to the following address, or such other person or address as the Company notify from time to time:

BPGIC Holdings Limited

Address:	P.O. Box 50170, Fujairah Free Zone, UAE

Email:	nico.paardenkooper@bpgic.com

Attention:	CEO – Nicolaas Paardenkooper

14.4.5	A notice shall be effective upon receipt and shall be deemed to have been received: (i) at the time of delivery, if delivered by hand or courier; or (ii) upon generation of a receipt notice by the recipient’s server, or if such notice is not so generated, upon the delivery to the recipient’s server, if delivered by e-mail.

14.5	Whole agreement and remedies

14.5.1	This Agreement contains the whole agreement and understanding between the Parties relating to the subject matter of this Agreement to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement, understanding, correspondence, discussion or negotiation between the parties in relation to the matters dealt with in this Agreement.

14.5.2	Each Party agrees and acknowledges that:

(A)	in entering into this Agreement, it is not relying on any representation, warranty or undertaking not expressly incorporated into it; and

(B)	its only right and remedy in relation to any representation, warranty or undertaking made or given in connection with this Agreement shall be for breach of the terms of this Agreement and each of the Parties waives all other rights and remedies (including those in tort or arising under statute) in relation to any such representation, warranty or undertaking.

14.5.3	In this Clause 14.5 (Whole agreement and remedies) “this Agreement” includes the other Transaction Documents, this Agreement and all documents entered into pursuant to the Transaction Documents.

14.5.4	Nothing in this Clause 14.5 (Whole agreement and remedies) excludes or limits any liability for fraud.

14.6	Legal advice and reasonableness

Each Party confirms it has received independent legal advice relating to all the matters provided for in this Agreement, including the terms of Clause 14.5 (Whole agreement and remedies), and agrees that the provisions of this Agreement (including all documents entered into pursuant to this Agreement) are fair and reasonable.

14.7	No Partnership

Nothing in this Agreement shall be deemed to constitute a partnership between the Parties hereto or constitute any Party the agent of any other Party for any purpose.

14.8	Release etc.

Any liability owing from any Stockholder or the Company under this Agreement may in whole or in part be released, compounded or compromised or time or indulgence given by a Stockholder or the Company in its absolute discretion without in any way prejudicing or affecting its rights against any other Party under the same or a like liability, whether joint and several or otherwise, or the rights of any other Party.

14.9	Survival of Rights, Duties and Obligations

14.9.1	Termination of this Agreement for any cause shall not release a Party from any liability which at the time of termination has already accrued to another Party or which thereafter may accrue in respect of any act or omission prior to such termination.

14.9.2	If a Party ceases to be a Party to this Agreement for any cause such Party shall not be released from any liability which at the time of the cessation has already accrued to another Party or which thereafter may accrue in respect of any act or omission prior to such cessation.

14.10	Waiver

No failure of any Party to exercise, and no delay by it in exercising, any Right shall operate as a waiver of that Right, nor shall any single or partial exercise of any Right preclude any other or further exercise of that Right or the exercise of any other Right. Any express waiver of any breach of this Agreement shall not be deemed to be a waiver of any subsequent breach.

14.11	Variation

A variation to the terms of this Agreement is only valid if it is in writing and executed by the Existing Shareholder, the Company and a Securityholder Majority.

14.12	No assignment

14.12.1	Except as otherwise expressly provided in this Agreement, none of the Parties may without the prior written consent of the others, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.

14.12.2	This Agreement shall be binding on the Parties and their respective successors and assigns.

14.13	Further Assurance

Each of the Parties shall (i) from time to time execute such documents and perform such acts and things as any Party may reasonably request from time to time in order to carry out the intended purpose of this Agreement; (ii) vote its Shares so as to give full effect to this Agreement; (iii) cause each Director appointed by it to take all steps necessary to carry out the intended purposes of this Agreement; and (iv) use reasonable endeavours to procure that any necessary third party shall execute such documents and do such acts and things as may reasonably be required in order to carry out the intended purpose of this Agreement.

14.14	Invalidity/severance

14.14.1	If any provision in this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the Parties.

14.14.2	To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 14.14.1 (Invalidity/severance), then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 14.14.1 (Invalidity/severance), not be affected.

14.15	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any Party may enter into this Agreement by executing any such counterpart.

14.16	Contracts (Rights of Third Parties) Act 1999

A person who is not a Party to this Agreement has no right to enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999.

15.	SUBORDINATION

15.1	Each Shareholder and the Company agrees and acknowledges that any shareholder loan provided by any such Shareholder to the Company or any Subsidiary (a “Shareholder Loan”) shall be subordinated to all present and future monies and liabilities (including without limitation all sums of principal, interest and expenses) whether actual or contingent of the Company to the Securityholders under or pursuant to the Instrument or any other loan agreement or debt instrument entered into between the Company and the Investor (the “Convertible Securities Liabilities”).

15.2	So long as the Convertible Securities Liabilities are or may become outstanding, the Company shall not and will procure that no Subsidiary shall pay, prepay or repay or make any distribution in respect of any Shareholder Loan in cash or in kind or discharge any Shareholder Loan by set-off.

15.3	So long as the Convertible Securities Liabilities are or may become outstanding, no Shareholder shall demand or receive payment, prepayment or repayment of, or any distribution in respect of any Shareholder Loan in cash or in kind or take any action to enforce or exercise any rights to pursue a remedy in respect of any Shareholder Loan or declare payable or accelerate any Shareholder Loan or part thereof.

16.	REPRESENTATIONS AND WARRANTIES

Each Party represents and warrants to each of the other Parties that:

16.1.1	it is not an organ of any state;

16.1.2	it is not acting in a sovereign capacity; and

16.1.3	it is acting solely for commercial purposes.

In witness whereof this Agreement has been duly executed.

SIGNED by	)
)
on behalf of	)
MENA ENERGY SERVICES HOLDINGS LIMITED	)
)
)

SIGNED by	)
)
on behalf of	)
BROOGE PETROLEUM & GAS INVESTMENT COMPANY (BPGIC) PLC	)
)
	)	/s/ N.L. Paardenkooper

SIGNED by	)
	)	/s/ N.L. Paardenkooper
BPGIC HOLDINGS LIMITED	)
)
By:	)	Name: N.L. Paardenkooper
)
Title: CEO